Progress Energy Ltd.
Suite 1400, 440 - 2 Avenue SW, Calgary, Alberta, Canada T2P 5E9 Telephone 403-216-2510 Fax 403-216-2514

Progress

02060940

December 30, 2002

SEC MAIL PROCESSING RECEIVED DEC 31 2002 WASH. D.C. 183 SECTION

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34671

SUPPL

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our shareholders in Canada:

2002 Third Quarter Report

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

for

Steven A. Allaire
Vice President, Finance,
Chief Financial Officer &
Corporate Secretary

Attachment

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/10

Progress Energy Ltd.

File No. 82-34671. Furnished under Rule 12g3-2(b)(iii)

Progress

2002 QUARTERLY REPORT TO THE SHAREHOLDERS

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2002

PROGRESS REPORTS Q3 RESULTS – EXPLORATION MOMENTUM FUELLING GROWTH

HIGHLIGHTS		Three Months Ended September 30		Nine Months Ended September 30	
		2002	2001	2002	2001
Financial	*($ thousands, except per share amounts)*				
	Gross revenue	10,171	7,457	24,175	27,078
	Cash flow from operations	4,609	3,954	12,022	14,008
	Basic per share	$0.17	0.22	0.50	0.78
	Diluted per share	$0.17	0.22	0.47	0.75
	Net earnings	152	1,061	669	6,146
	Basic per share	$0.01	0.06	0.03	0.34
	Diluted per share	$0.01	0.06	0.03	0.33
	Capital expenditures	11,469	6,869	21,304	16,592
	Campion acquisition	-	-	20,518	-
	Net debt	43,740	26,101	43,740	26,101
Operations	Production				
	Crude oil and liquids *(bbls/d)*	1,844	1,831	1,742	1,818
	Natural gas *(mcf/d)*	17,488	7,949	12,325	6,785
	Total production *(boe/d @ 6:1)*	4,759	3,156	3,796	2,949
	Average sales price *(after hedging)*				
	Crude oil and liquids *($/bbls)*	30.51	32.25	28.19	35.09
	Natural gas *($/mcf)*	3.10	2.77	3.20	5.22
	Netback per boe *(6:1) ($)*				
	Petroleum and natural gas sales	23.24	25.68	23.32	33.64
	Royalties	4.79	3.93	3.96	6.50
	Operating expenses	4.80	4.53	4.69	4.62
	Operating netback	13.65	17.22	14.67	22.52

ACCOMPLISHMENTS

- Met our year-end production target of 6,000 boepd by the end of the third quarter.
- Substantially increased the production and operating base of our new Ft. St. John growth area through the acquisition of assets originally owned by Encal Energy Ltd., which closed October 4, 2002.
- Added 61,000 undeveloped acres in Ft. St. John, British Columbia via acquisition and exploration partnership.
- Drilled and tied-in seven successful exploration wells which contributed over 1,000 boepd by the end of the third quarter.
- Established an exploration inventory which will allow continuous drilling operations throughout 2003 in each of our two growth areas.

Progress is listed on the Toronto Stock Exchange, symbol PGX
For more information contact: David Johnson, President & CEO or Steven Allaire, Vice President Finance & CFO
Tel: (403) 216-2510 or Fax: (403) 216-2514 www.progressenergy.com

SHAREHOLDER UPDATE

EXPLORATION

WEST CENTRAL CORE AREA



Progress continued to build upon the exploratory successes of the late second quarter as we moved into the third quarter. Of the nine wells drilled in the third quarter, six were new pool discoveries and one was a new pool extension, all encountering sweet natural gas or light oil. Three wells were drilled in British Columbia on lands acquired during the summer of this year while the balance of the exploration wells were drilled in our west central Alberta core area. All of the successful wells have been tied into local gathering systems and are contributing to Progress's growing production base. In addition, during the third quarter Progress began planning for geophysical programs this upcoming winter in our core areas of west central Alberta and northeast British Columbia.

Progress, with several additions to our exploration staff, grew our prospect inventory during the third quarter in anticipation of a steady drilling program throughout the balance of 2002 and 2003. The company is committed to fostering a work environment where our professional staff is constantly contributing to our selection of drill ready prospects available from which to choose.

ACQUISITION OF FORT ST. JOHN BRITISH COLUMBIA ASSETS

On September 19, 2002 Progress announced that it had entered into an agreement whereby Progress will acquire certain properties in the Fort St. John area of northeast British Columbia from Pengrowth Corporation for a purchase price of approximately $26 million including adjustments. The acquisition is effective on October 4, 2002, the closing date and is subject to adjustments to July 1, 2002.

The acquisition consists of various producing properties in the Fort St. John area that have a combined total production of approximately 1,000 boe per day, consisting of 4,000 mcf per day of natural gas and 330 bbls per day of crude oil and natural gas liquids. Reserves associated with this acquisition are approximately 3.0 million boe of proven reserves, consisting of 13.5 bcf of natural gas and 741,000 barrels of crude oil and natural gas liquids.

FORT ST. JOHN AREA



The acquisition includes 61,000 acres of undeveloped land with Progress and Pengrowth each owning a 50% working interest. Progress now owns 30,500 net acres and has access to the complementary Pengrowth owned 30,500 net acres through a farmin arrangement. Progress has committed to gross expenditures of $10 million on the joint lands over the 18 month period beginning October 1, 2002. Total Progress controlled undeveloped land acreage as a result of this transaction increased by approximately six fold and brings the total undeveloped land in the Fort St. John area to approximately 75,000 net acres.

This acquisition, combined with the acquisition of Campion Resources Ltd. in June 2002, solidifies Progress' position in the Fort St. John area of northeast British Columbia. The acquisition provides Progress with a production platform, infrastructure and an undeveloped land position that will facilitate strong growth for the next several years. The acquisition is consistent with the Company's strategy of building core area dominance in the identified focus areas of Fort St. John and west central Alberta.

The acquisition was funded by a bought deal private placement of 4,464,300 common shares at a price of $5.60 per common share for total gross proceeds of $25 million. The underwriting of the private placement was led by Peters & Co. Limited and included FirstEnergy Capital Corp., Yorkton Securities Inc., and BMO Nesbitt Burns Inc. The financing closed on October 1, 2002.

PRODUCTION


Milo
ALBERTA
SASK
FORT ST. JOHN BC
Two Creek
WEST CENTRAL
BRITISH COLUMBIA
Calgary
S.E. Sask.
Gas & Oil
Gas
Oil
Focus Area

Production during the third quarter continued to increase with the tie-in of several new wells in both of the Company's growth areas of Ft. St. John, British Columbia and west central Alberta. As disclosed in the second quarter report, natural gas sales in British Columbia were curtailed by approximately 250 boepd due to scheduled Duke processing plant turnarounds conducted during August and September. Third quarter production, as a result, averaged 4,759 boepd with an exit deliverability of 6,000 boepd with the benefits of third quarter spending accruing to the fourth quarter results. Production capacity inclusive of the Ft. St. John acquisition reached 7,000 boepd comprised of 28,500 mcf per day and 2,200 bbls per day during the first week of October.

Fourth quarter activity will include the integration of the recently acquired assets as well as an active recompletion program while tie-in and construction projects continue in many of our operating areas.

OUTLOOK

Pricing of both crude oil and natural gas have strengthened during 2002. Crude oil as in the past is effected more by world politics than pure supply and demand fundamentals. Natural gas prices have also increased, in particular since the lows of the early summer and it would now seem to have the potential to maintain the current level or higher as North American supplies appear to be experiencing greater declines than expected.

Progress' strategy as it relates to the current pricing environment is two fold. As previously stated we will be active drillers during high priced points in the commodity cycle and will develop a strong cash flow and balance sheet in anticipation of weaker pricing sometime in the future. In order to ensure an active exploration program, we have adopted a defensive hedging strategy which should protect the downside while providing maximum exposure to the upside.

Since the first quarter Progress has been able to record several achievements. We have assembled a top notch team comprised of technical and financial professionals. This talented group have built two growth operating districts, conducted a very successful exploration program and created a substantial inventory of growth opportunities for the upcoming year. This phase of our evolution was critical in that we have built our operating areas for the future. The assembling of these areas has taken the form of corporate and property acquisition as well as wide area industry farmouts. We have established ourselves in portions of the basin which we believe have potential and have commenced the exploration phase of the value creation cycle.

The fourth quarter will see the completion of our 2002 drilling program with the remaining six wells being targeted at natural gas. For 2003 we see continued focus in Ft. St. John and central Alberta with the drilling of 40 to 50 wells of which two thirds will target natural gas. Acquisitions will be complementary to our current holdings as we continue to consolidate and build our positions in key areas. Minor dispositions will allow increased concentration and improved efficiencies while we reinvest these proceeds.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis as provided by the management of Progress Energy Ltd. ("Progress" or the "Company") should be read in conjunction with the unaudited consolidated interim financial statements for the nine months ended September 30, 2002 and 2001 and the audited consolidated financial statements for the year ended December 31, 2001.

BOE PRESENTATION

For the purposes of calculating unit costs, natural gas has been converted to a barrel equivalent ("BOE") using six thousand cubic feet equal to one barrel unless otherwise stated. This conversion conforms with the Canadian Securities Regulators proposed National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. Boe's are very approximate comparative measure that, in some cases, could mislead particularly if used in isolation.

PRODUCTION

For the three months ended September 30, 2002, Progress increased production 50 percent to 4,759 boe per day compared to 3,156 boe per day for the same period in 2001. For the nine months ended September 30, 2002 production increased 29 percent to 3,796 boe per day compared to 2,949 boe per day for the same period in 2001.

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	**2001**	**2002**	**2001**
Daily Production				
Oil and liquids *(bbls/d)*	**1,844**	1,831	**1,742**	1,818
Natural gas *(mcf/d)*	**17,488**	7,949	**12,325**	6,785
Total *(boe/d)*	**4,759**	3,156	**3,796**	2,949

Oil and liquids production for the three months ended September 30, 2002 increased 1 percent to 1,844 bbls per day from 1,831 bbls per day for the same period in 2001. For the nine months ended September 30, 2002 oil and liquids production decreased 4 percent to 1,742 barrels per day compared to 1,818 in the same period in 2001.

Natural gas production increased 120 percent to 17,488 mcf per day during the three months ended September 30, 2002 compared to 7,949 mcf per day for the same period in 2001. For the nine months ended September 30, 2002 natural gas production increased 82 percent to 12,325 mcf per day compared to 6,785 mcf per day in the same period in 2001. This increase in natural gas production is due largely to the Campion acquisition which added approximately 8,800 mcf per day of production effective June 3, 2002.

COMMODITY MARKETS

North American natural gas prices staged a remarkable recovery during the third quarter. Late in the second quarter the Alberta pricing point of AECO C/NIT where the majority of Progress gas is priced at, dropped to half of what it was just a couple of months earlier. Natural gas storage in Western Canada was filling quickly and annual maintenance on pipelines had curtailed gas shipments out of the basin. With concerns on supply levels, the recovery was just as dramatic with prices topping out over $5.00 per Gigajoule by the end of the third quarter. Forward prices through the next winter and summer seasons remain at strong levels.

World crude oil prices continue to be volatile with political risk priced into the near term WTI oil price. With ongoing concerns of world oil supply interruptions, prices continued to trend upward through out the third quarter. The forward market is steeply backward dated as the political risk premium is priced out of future prices.

During this period of higher natural gas and oil prices, Progress has set out to protect cash flow through it's risk management program. Progress now has approximately 40 percent of our crude oil and natural gas price protected at very attractive levels for the next six months. This is accomplished through the use of a blend of costless collars and purchased floors for both commodities.

COMMODITY PRICING

For the three and nine months ended September 30, 2002, Progress realized the following commodity prices compared to the same period in 2001.

Average Realized Progress Prices	Three Months Ended September 30 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2002	Nine Months Ended September 30 2001
Oil and liquids (before hedging) *($/bbls)*	**36.78**	32.25	32.37	35.29
Hedging *($/bbls)*	**(6.27)**	-	(4.18)	(0.20)
Oil and liquids (after hedging) *($/bbls)*	**30.51**	32.25	28.19	35.09
Natural gas (before hedging) *($/mcf)*	**2.85**	2.77	3.07	5.22
Hedging *($/mcf)*	**0.25**	-	0.13	-
Natural gas (after hedging) *($/mcf)*	**3.10**	2.77	3.20	5.22

The commodity prices recorded above are net of the effects of commodity price hedging charges of $1.6 million for the nine months ended September 30, 2002 and $0.7 million for three months ended September 30, 2002.

For detailed disclosure of Progress' hedging transactions refer to Note 6, Financial Instruments in the Consolidated Financial Statements.

REVENUES

For the three months ended September 30, 2002, revenues increased 36 percent to $10.2 million from $7.5 million for the same period in 2001 due largely to higher production volumes. During the nine months ended September 30, 2002, revenues decreased 11 percent to $24.2 million from $27.1 million for the same period in 2001.. This decrease resulted mainly from the lower commodity prices received during the period. During the three months ended September 30, 2002 oil and liquids prices decreased 5 percent to $30.51 per bbl (after the effects of hedging charges) from $32.25 per bbl compared to the

same period in 2001, while natural gas prices increased 12 percent to $3.10 per mcf from $2.77 per mcf. For the nine months ended September 30, 2002 oil and liquids prices decreased 20 percent to $28.19 per bbl (after the effects of hedging charges) from $35.09 per bbl compared to the same period in 2001, while natural gas prices decreased 39 percent to $3.20 per mcf from $5.22 per mcf.

ROYALTIES

For the three months ended September 30, 2002, royalties increased 90 percent to $2.1 million from $1.1 million for the same period in 2001. For the nine months ended September 30, 2002, royalties decreased 21 percent to $4.1 million from $5.2 million for the same period in 2001. This decrease is due to lower commodity prices and a prior period crown reimbursement. The Company's average royalty rate for the three months ended September 30, 2002 was 19 percent (after removing the effects of hedging charges) compared to 15 percent in 2001 and for the nine months ended September 30, 2002 was 18 percent (after removing the effects of hedging charges and prior period crown reimbursement) compared to 19 percent in 2001. For the three months ended June 30, 2002 royalties were reduced by a credit to crown royalties of $0.50 million related to prior periods for a royalty rate reduction at Two Creek.

OPERATING EXPENSES

Operating expenses increased 62 percent to $2.1 million during the three months ended September 30, 2002 compared to $1.3 million during the same period in 2001. For the nine months ended September 30, 2002 operating expenses increased 32 percent to $4.9 million compared to $3.7 million during the same period in 2001. On a boe basis, year to date operating expenses increased 2 percent to $4.69 per boe from $4.62 per boe, while the third quarter operating costs increased 6 percent to $4.80 per boe from $4.53 per boe for the same period in 2001.

GENERAL AND ADMINISTRATIVE EXPENSES

During the third quarter of 2002, net general and administrative expenses increased to $0.6 million from $0.3 million in the third quarter of 2001. For the nine months ended September 30, 2002, net general and administrative expenses increased to $1.6 million from $0.6 million. The increase resulted mainly from the increase in full-time and contract staff required as a result of the increased size of the Company's operations.

FINANCING CHARGES

Financing charges remained consistent during the third quarter of 2002 compared to the same period in 2001 at $0.4 million and year to date financing charges was consistent with the prior period at $1.0 million. Higher average debt was offset by lower average interest rates

INCOME AND CAPITAL TAXES

During the third quarter of 2002, capital taxes increased 14 percent to $0.16 million from $0.14 million during the same period in 2001 and for the nine months ended September 30, 2002 increased to $0.44 million from $0.36 million in 2001. This increase in capital taxes is due to the increase in size of the Company.

Based on the Company's forecast for 2002, Progress does not anticipate that it will pay any current income taxes during the year.

The provision for future income taxes for the three months ended September 30, 2002 decreased to $0.2 million from $0.3 million in same period in 2001. For the nine months ended September 30, 2002 the provision for future taxes was $0.8 million compared to $1.1 million in 2001. The Company paid current tax in 2001 and at September 30, 2001 had provided for approximately $2.2 million in current income taxes. The current tax position in 2001 was the result of very strong commodity prices during the first part of 2001. The effective tax rates (excluding capital taxes) for the three months ended September 30, 2002 was 40 percent and 43 percent for the nine months ended September 30, 2002, this compares to 32

percent and 34 percent during the corresponding periods in 2001. The increase in effective tax rates in 2002 is mainly due to the increase in non-deductible crown charges.

DEPLETION AND DEPRECIATION

For the nine months ended September 30, 2002, depletion and depreciation of capital assets and the provision for site restoration and abandonment increased 57 percent to $10.7 million from $6.8 million for the same period in 2001. For the three months ended September 30, 2002, depletion and depreciation of capital assets and the provision for site restoration and abandonment increased 69 percent to $4.4 million from $2.6 million for the same period in 2001. The increase for both the nine months and the three months period is largely due to increased production. On a boe basis depletion and depreciation and site restoration and abandonment for the three months ended September 30, 2002 increased to $10.07 from $8.82 in 2001 and to $10.34 from $8.45 for the nine months ended September 30, 2002. The increase in boe depletion charges is a result of a reduced reserve base in the fourth quarter of 2001.

CAPITAL EXPENDITURES

During the nine months ended September 30, 2002 the Company spent approximately $21.3 million in capital expenditures before the acquisition of Campion.

	Three Months Ended September 30		Nine Months Ended September 30	
($ Thousands)	**2002**	2001	**2002**	2001
Land acquisitions and retention	**1,201**	311	**2,843**	873
Geological and geophysical	**596**	178	**1,358**	1,049
Drilling and completions	**5,676**	3,705	**10,065**	9,726
Equipping and facilities	**1,803**	1,360	**4,244**	3,510
Net property acquisitions (dispositions)	**2,131**	1,315	**2,270**	1,426
Other	**62**	-	**524**	8
Total capital expenditures (before Campion)	**11,469**	6,869	**21,304**	16,592

On June 3, 2002 Progress acquired Campion Resources Ltd. and recorded $40.8 million in property, plant and equipment related to the purchase. The Company also incurred cash transaction costs associated with the Campion acquisition of approximately $0.6 million that was also attributed to the purchase. For the nine months ended September 30, 2002, the Company also incurred cash site restoration and abandonment costs of $0.3 million.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002 the Company had outstanding on its credit facility approximately $40.2 million, a working capital deficiency of $3.5 million, totaling $43.7 million of total net debt. The Company had a credit facility of $50 million at September 30, 2002 which increased to $62 million upon the closing of the British Columbia asset acquisition on October 4, 2002.

	September 30, 2002	**December 31, 2001**
Net debt ($ Thousands)		
Working capital deficiency (surplus)	**3,502**	(562)
Long-term debt	**40,238**	17,976
	43,740	17,414

The Company's investing activities which consisted primarily of expenditures on the capital program for 2002 has been funded primarily with cash flow and additional net debt. The issuance of equity during

the period was from the exercise of options. At September 30, 2002 other current assets includes approximately a $2.0 million deposit paid to Pengrowth Corporation associated with the Fort St. John asset acquisition.

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
Investment Program Funding *($ Thousands)*				
Cash flow from operations	**4,609**	3,954	**12,022**	14,008
Working capital	**7,162**	6,983	**358**	(5,402)
Long-term debt	**(402)**	(2,817)	**8,982**	9,577
Equity (net of share redemptions and share issue costs)	**229**	(1,251)	**802**	(1,591)
	11,598	6,869	**22,164**	16,592

On behalf of the Board of Directors,

(Signed) "David D. Johnson"

David D. Johnson
President & Chief Executive Officer
November 4, 2002

Forward Looking Statements – Certain information regarding Progress Energy Ltd. set forth in this document, including management's assessment of Progress Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Progress Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Progress Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, of if any of them do so, what benefits that Progress Energy Ltd. will derive therefrom.

PROGRESS ENERGY LTD
CONSOLIDATED BALANCE SHEETS

($ Thousands)	September 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
ASSETS		
Current		
Accounts receivable	8,460	8,009
Other	3,560	691
	12,020	8,700
Property, plant and equipment	125,417	73,235
Goodwill *(Note 2)*	9,000	-
	146,437	81,935
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	15,522	8,138
Long-term debt *(Note 3)*	40,238	17,976
Commodity sales contracts *(Note 6)*	3,919	-
Site restoration and abandonment	2,228	1,682
Future income taxes	22,091	13,175
	83,998	40,971
SHAREHOLDERS' EQUITY		
Share capital *(Note 4)*	50,414	29,608
Retained earnings	12,025	11,356
	62,439	40,964
	146,437	81,935

Subsequent Event (Note 7)
See accompanying notes to the consolidated financial statements

PROGRESS ENERGY LTD.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(Unaudited)

($ Thousands, except per share amounts)	Three Months Ended September 30 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2002	Nine Months Ended September 30 2001
REVENUES				
Petroleum and natural gas	10,171	7,457	24,175	27,078
Royalties	(2,096)	(1,143)	(4,108)	(5,231)
	8,075	6,314	20,067	21,847
EXPENSES				
Operating	2,100	1,314	4,862	3,716
General and administrative	609	302	1,597	569
Financing charges	438	361	941	975
Depletion and depreciation	4,408	2,560	10,720	6,799
	7,555	4,537	18,120	12,059
Earnings before taxes	520	1,777	1,947	9,788
TAXES				
Capital taxes	162	140	437	357
Current income taxes	-	243	-	2,222
Future income taxes	206	333	841	1,063
	368	716	1,278	3,642
NET EARNINGS	152	1,061	669	6,146
Retained earnings, beginning of period	11,873	11,492	11,356	6,644
Redemption of shares	-	(652)	-	(889)
Retained earnings, end of period	12,025	11,901	12,025	11,901
NET EARNINGS PER SHARE *(Note 4)*				
Basic	$0.01	$0.06	$0.03	$0.34
Diluted	$0.01	$0.06	$0.03	$0.33

See accompanying notes to the consolidated financial statements

PROGRESS ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

($ Thousands, except per share amounts)	Three Months Ended September 30 2002	Three Months Ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
Cash provided by (used in)				
Operations				
Net earnings	152	1,061	669	6,146
Depletion and depreciation	4,408	2,560	10,720	6,799
Amortization of commodity sales contract	(157)	-	(208)	-
Future income taxes	206	333	841	1,063
Cash flow from operations	4,609	3,954	12,022	14,008
Changes in non-cash working capital *(Note 5)*	7,162	6,983	358	(5,470)
	11,771	10,937	12,380	8,538
Financing				
Increase (decrease) in long-term debt	(402)	(2,817)	8,982	9,577
Issue of shares	260	5	998	5
Share issue costs	(31)		(196)	
Redemption of shares	-	(1,256)	-	(1,596)
	(173)	(4,068)	9,784	7,986
Investing				
Corporate acquisition	-	-	(599)	-
Capital asset additions	(11,469)	(6,869)	(21,304)	(16,592)
Site restoration and abandonment	(129)	-	(261)	-
	(11,598)	(6,869)	(22,164)	(16,592)
Increase (decrease) in cash	-	-	-	(68)
Cash , beginning of period	-	-	-	68
Cash, end of period	-	-	-	-
Cash flow from operations per share *(Note 4)*				
Basic	$0.17	$0.22	$0.50	$0.78
Diluted	$0.17	$0.22	$0.47	$0.75

See accompanying notes to the consolidated financial statements

PROGRESS ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES

The interim consolidated financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company for the year ended December 31, 2001. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2001.

Progress Energy Ltd. operates in the oil and gas industry in British Columbia, Alberta, Saskatchewan and Manitoba. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.

Goodwill
Goodwill is tested for impairment on an annual basis. A goodwill impairment loss would be recognized when the carrying amount of goodwill exceeds its fair value. Should the test result in an impairment, it will be charged to income in the period of the impairment.

2. CAMPION RESOURCES LTD. ACQUISITION

Effective June 3, 2002, the Company acquired all of the issued and outstanding common shares of Campion Resources Ltd. ("Campion"), a public company, involved in the exploration, development and production of natural gas in central Alberta and northeast British Columbia. The consideration offered was 0.40 of a Progress common share for each Campion common share resulting in 3,634,770 Progress shares being issued. The value of the transaction, based on a closing price of Progress of $5.48 on April 12, 2002, was $20.5 million (including $0.6 million in transaction costs) plus the assumption of Campion's debt. The transaction was accounted for using the purchase method. The purchase price resulted in an excess purchase price over the fair value of assets acquired of approximately $9.0 million which has been reflected as goodwill. The acquisition of Campion will provide Progress with an immediate undeveloped land and operating position in two core areas, central Alberta and northeast British Columbia where Progress intends on building area dominance that will facilitate efficient growth. The accounts include the results of Campion Resources Ltd. effective June 3, 2002.

The purchase price equation is as follows:

Cost of Acquisition:	
Shares issued	$19,919
Transaction costs	599
Total	20,518

Allocated:	
Accounts receivable and other	2,472
Property, plant and equipment	40,791
Goodwill	9,000
Accounts payable and accrued liabilities	(6,178)
Long-term debt	(13,280)
Commodity sales contracts (see Note 6)	(4,127)
Future income taxes	(8,160)
	$20,518

3. LONG TERM DEBT

($ Thousands)	September 30, 2002	December 31, 2001
Direct advances	2,546	514
Banker's acceptances	37,692	17,462
Total long-term debt	40,238	17,976

The Company has a revolving term credit facility available up to $50 million with a Canadian bank. The facility is available on a revolving basis for a period of 364 days until May 31, 2003. On May 31, 2003, at the Company's discretion, the facility is available on a non-revolving basis for a one year term until May 31, 2004, at which time the facility would be due and payable. Alternatively the facility may be extended for a further 364 day period at the request of the Company and subject to approval by the bank. The credit facility is secured by a $150 million fixed and floating charge debenture on the assets of the Company. The $50 million borrowing base is subject to a semi-annual and annual review by the bank.

Subsequent to September 30, 2002 the borrowing base was increased to $62 million and the next annual review of the borrowing base is scheduled for March 31, 2003.

4. SHARE CAPITAL

($ Thousand – except share amounts)	Number	Amount
Common Shares		
Balance at December 31, 2001	22,087,398	29,332
Issued on exercise of stock options	707,500	998
Shares issued on the acquisition of Campion Resources Ltd.	3,634,770	19,919
Share issue expense, net of tax effect of $85		(111)
Balance at September 30, 2002	26,429,668	50,138
Warrants		
Balance at December 31, 2001 and September 30, 2002	1,253,498	276
Total share capital		50,414

As at October 31, 2002 the issued and outstanding common shares in the Company were 30,911,781. The Company also has options outstanding of 2,545,437 and warrants outstanding of 1,253,498 as at October 31, 2002.

Earning and cash flow per share

The following table summarizes the common shares used in calculating net earnings and cash flow per common share.

	Three Months Ended September 30		Nine Months Ended September 30	
Weighted Average Common Shares	2002	2001	2002	2001
Basic	**26,336,407**	18,401,837	**24,185,507**	18,418,375
Diluted	**27,811,207**	19,055,786	**25,687,315**	18,953,447

The reconciling items between the basic and diluted average common shares are outstanding stock options and warrants.

Stock options

The following table sets forth a reconciliation of the stock option plan activity through to September 30, 2002.

($ except share amounts)	Number of options	Weighted average exercise price
Balance, December 31, 2001	2,066,500	2.12
Granted	1,050,500	5.38
Cancelled	(6,250)	4.61
Exercised	(707,500)	1.41
Balance, September 30, 2002	2,403,250	3.75

The Company accounts for its stock based compensation plan using the intrinsic-value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the Company's net earnings and net earnings per share for the three months and nine months ended September 30, 2002 would approximate the following pro forma amounts:

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Compensation Costs *($ Thousands)*		
Net Earnings:		
As reported	152	669
Pro forma	20	455
Net Earnings per Share:		
Basic		
As reported	0.01	0.03
Pro forma	0.00	0.02
Diluted		
As reported	0.01	0.03
Pro forma	0.00	0.02

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	Three Months Ended September 30, 2002	Six Months Ended September 30, 2002
Risk free interest rate (%)	4.00	4.78
Expected life (years)	4.00	4.00
Expected volatility (%)	32.58	28.24

5. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital

	Three Months Ended September 30		Nine Months Ended September 30	
($ Thousands)	2002	2001	2002	2001
Accounts receivable	4,730	4,472	899	(1,512)
Deposits and prepaids	(2,197)	(1,324)	(2,376)	(1,261)
Accounts payables	4,629	3,936	1,835	(1,673)
Income and other taxes payable	-	(101)	-	(1,024)
	7,162	6,983	358	(5,470)

Cash interest and taxes paid

	Three Months Ended September 30		Nine Months Ended September 30	
($ Thousands)	2002	2001	2002	2001
Cash interest paid	258	310	945	913
Cash income and other taxes paid	367	484	920	3,603

6. FINANCIAL INSTRUMENTS

Commodity Price Contracts

The Company has entered into several arrangements for both oil and natural gas. For the nine months ended September 30, 2002, the Company's oil and gas price risk management program had a net cost of $1.6 million.

Contracts outstanding in respect to financial instruments are as follows:

Contract	Volume	Pricing Point	Strike Price	Cost/ Premium	Term
Crude Oil					
Costless collar (1)	200 bbls/d	WTI	US$22.00 - US$30.05	n/a	Oct 1/02 – Dec 31/02
Costless collar (1)	300 bbls/d	WTI	US$23.00 - US$30.20	n/a	Oct 1/02 – Dec 31/02
Put options	300 bbls/d	WTI	US$20.38	US$0.38/bbl	Oct 1/02 – Dec 31/02
Call options	300 bbls/d	WTI	US$29.00	US$0.58/bbl	Sep 1/02 – Oct 31/02
Call options (2)	300 bbls/d	WTI	US$31.00	US$0.91/bbl	Nov 1/02 – Dec 31/02

Costless collar (1)	200 bbls/d	WTI	US$23.35 - US$30.00	n/a	Jan 1/03 – March 31/03
Costless collar (1)	300 bbls/d	WTI	US$21.00 - US$29.75	n/a	Jan 1/03 – March 31/03
Put options (2)	300 bbls/d	WTI	US$23.00	US$0.64/bbl	Jan 1/03 – March 31/03
Natural Gas					
Costless collar (1)	4,000 GJ/d	AECO	CA$3.25 - CA$4.50	n/a	Oct 1/02 - Oct 31/02
Put options (2)	10,000 GJ/d	AECO	$4.00	$0.155/GJ	Jan 1/03 – March 31/03
Put options (2)	5,000 GJ/d	AECO	$4.00	$0.265/GJ	Apr 1/03 – Oct 31/03
Costless collar (1) (2)	5,000 GJ/d	AECO	CA$4.00 - CA$6.62	n/a	Apr 1/03 – Oct 31/03

(1) Costless collar strike price indicates minimum floor and maximum ceiling

(2) Transactions entered into after September 30, 2002 and not reflected in estimated fair market values below.

At September 30, 2002 the estimated fair values of the above financial instruments were as follows:

$ thousands	Receivable (Payable)
Crude oil swaps and options	(436)
Natural gas swaps and options	0

The above estimated fair values as at September 30, 2002 represent the amounts the Company would receive or pay to terminate the contracts at September 30, 2002. These instruments have no carrying values recorded in the financial statements.

In addition to the contracts described above, the following physical gas sales contracts were outstanding at September 30, 2002. These contracts were acquired in conjunction with the Campion acquisition at which time the fair value of the contracts was a liability of $4.1 million. This value was recorded as a liability on June 3, 2002, the effective date of the acquisition, and is being amortized over the life of the contracts. At September 30, 2002 the liability is $3.9 million.

Volume	Pricing Point	Progress Price	Term
1,000 GJs/d	AECO	$3.45/GJ	Oct 1/02 – Oct 31/02
1,000 GJs/d	AECO	$1.91/GJ in 2002 escalating at 2.5% annually	Jun 1/97 – Oct 31/08

7. SUBSEQUENT EVENTS

Fort St. John Asset Acquisition and Financing

On October 1, 2002 the Company closed the bought deal financing and issued 4,464,300 common shares at a price of $5.60 per share. The proceeds, net of underwriting fees and expenses were approximately $23.8 million. On October 4, 2002 the Company closed the acquisition of Fort St. John British Columbia assets from Pengrowth Corporation for approximately $26 million including adjustments. In conjunction with this acquisition the Company's borrowing base was increased to $62 million.

SELECTED QUARTERLY INFORMATION

FINANCIAL HIGHLIGHTS

($ Thousands except per share amounts)

	2001				2002		
Three Months Ended	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30
Income Statement							
Petroleum and Natural Gas Sales	10,113	9,508	7.457	6,124	6,099	7,905	10,171
Cash Flow from Operations	5,372	4,682	3,954	3,908	3,349	4,064	4,609
Per Share - Basic	0.30	0.25	0.22	0.20	0.15	0.17	0.17
Per Share - Fully Diluted	0.28	0.25	0.22	0.19	0.14	0.16	0.17
Net Earnings	2,635	2,450	1,061	(491)	160	357	152
Per Share - Basic	0.15	0.13	0.06	(0.03)	0.01	0.02	0.01
Per Share - Fully Diluted	0.14	0.13	0.06	(0.02)	0.01	0.01	0.01
Balance Sheet							
Capital Spending							
Land Acquisitions and Retention	257	305	311	135	424	1,218	1,201
Geological and Geophysical	509	362	178	274	475	287	596
Drilling and Completions	4,724	1,297	3,705	2,176	2,371	2,018	5,676
Equipping and Facilities	1,788	362	1,360	706	1,506	935	1,803
Net Property Acquisitions	(76)	187	1,315	5,519	74	65	2,131
Corporate Assets	5	3	-	17	137	325	62
	7,207	2,516	6,869	8,827	4,987	4,848	11,469
Net Debt							
Bank Debt	18,325	28,803	25,986	17,976	15,733	40,640	40,238
Working Capital Deficiency (Surplus)	5,776	(6,895)	115	(562)	2,789	(3,660)	3,502
	24,101	21,908	26,101	17,414	18,522	36,980	43,740
Shareholders' Equity	26,095	28,545	28,355	40,964	41,660	62,044	62,439

Common Share Information *(Thousands except where otherwise stated)*

Shares Outstanding at End of Period							
Common	14,909	14,909	17,494	22,087	22,585	26,315	26,430
Class B Shares	1,170	1,170	-	-	-	-	
Weighted Average Shares Outstanding for the Period							
Basic	18,063	18,402	17,734	19,170	22,505	23,728	26,336
Diluted	19,268	19,056	18,368	20,180	23,974	25,290	27,811
Volume Traded During Quarter	461	504	589	3,354	6,092	2,680	2,856
Common Share Price ($)							
High	3.75	4.25	3.35	4.05	6.15	6.50	6.10
Low	2.45	3.30	2.49	2.30	3.86	5.00	4.65
Closing	3.75	3.35	2.49	3.95	5.90	5.25	5.95

SELECTED QUARTERLY INFORMATION

OPERATIONAL HIGHLIGHTS

	2001				2002		
Three Months ended	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30
Production							
Natural Gas *(mcf/d)*	4,635	7,735	7.949	7,745	8,083	11,300	17,488
Crude Oil and Natural Gas Liquids *(bbls/d)*	1,895	1,728	1,831	1,943	1,710	1,670	1,844
Total *(boe/d) (6:1)*	2,667	3,017	3,156	3,233	3,057	3,553	4,759
Total *(boe/d) (10:1)*	2,358	2,502	2,626	2,717	2,518	2,800	3,592
Pricing							
Natural Gas *($/mcf)*	8.80	5.64	2.77	2.90	3.15	3.38	3.10
Crude Oil and Natural Gas Liquids *($/bbl)*	37.79	35.20	32.25	22.72	24.73	29.11	30.51
Selected Highlights *($BOE)*							
Weighted Average Sales Price	42.13	34.63	25.68	20.59	22.17	24.45	23.24
Royalties, net of ARTC	9.50	6.58	3.93	3.20	3.66	3.11	4.79
Production Expenses	4.68	4.65	4.53	4.60	4.34	4.85	4.80
Netbacks	27.94	23.40	17.22	12.79	14.17	16.49	13.65
General and Administrative	0.18	0.82	1.04	1.60	1.10	2.12	1.39
Depletion and Depreciation	8.11	8.35	8.82	10.67	10.62	10.49	10.07
Net Earnings	10.98	8.92	3.65	(1.65)	0.58	1.10	0.35
Gross Drilling Results							
Natural Gas	6	-	-	-	2	2	6
Crude Oil	2	-	8	3	-	-	1
Dry	3	-	1	-	-	1	2
	11	-	9	3	2	3	9
Success Rate (%)	73	-	89	100	100	67	78
Net Drilling Results							
Natural Gas	1.4	-	-	-	0.4	2	4.8
Crude Oil	1.1	-	5.4	2.8	-	-	0.4
Dry	0.8	-	1.0	-	-	1	1.4
	3.3	-	6.4	2.8	0.4	3	6.6
Success Rate (%)	76	-	84	100	100	67	79

CORPORATE INFORMATION

DIRECTORS

John M. Stewart [1]
Chairman
Progress Energy Ltd.
Vice Chairman
ARC Financial Corporation
Calgary, Alberta

David D. Johnson
President & Chief Executive Officer
Progress Energy Ltd.
Calgary, Alberta

John A. Brussa [1]
Partner
Burnet, Duckworth and Palmer LLP
Calgary, Alberta

Frederic C. Coles [3]
Independent Businessman
Calgary, Alberta

Gary E. Perron [1][2]
Vice President and Managing Director
BMO Nesbitt Burns
Calgary, Alberta

Terrance D. Svarich [2] [3]
President
Devsun Limited
Calgary, Alberta

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Reserve Committee

Environment, Health and Safety, Corporate Governance and Nomination Matters are addressed by the entire Board of Directors

OFFICERS

David D. Johnson
President and
Chief Executive Officer

Steven A. Allaire
Vice President Finance and
Chief Financial Officer and
Corporate Secretary

Michael R. Culbert
Vice President Marketing and
Business Development

Edward J. Kalthoff
Vice President Land

William J. Lewington
Controller

Neil H. Samis
Vice President Production

Daniel C. Topolinsky
Vice President Exploration

CORPORATE OFFICE

1400, 440 – 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9
Telephone: (403) 216-2510
Facsimile: (403) 216-2514
Website:
www.progressenergy.com

BANKER

Bank of Montreal
Corporate Banking
Canada Trust Tower
1400, 421 – 7th Avenue S.W.
Calgary, Alberta
T2P 2P2

SOLICITOR

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

AUDITOR

KPMG LLP
1200, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

CONSULTING ENGINEERS

Gilbert Laustsen Jung Associates Ltd.
4100, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2